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SpectRx, Inc. Seeks to Terminate Continuous Glucose Monitoring Development Agreement with Abbott Laboratories

SpectRx moves for a faster path to commercialization

NORCROSS, GA (January 7, 2003) -- SpectRx, Inc. (NASDAQ: SPRX) today announced that it has delivered a notice to Abbott Laboratories (NYSE: ABT) that SpectRx is taking actions required to terminate its research, development and license agreement with Abbott to jointly develop a continuous glucose monitor.

SpectRx believes it has the right to terminate its agreement with Abbott because the development program for the continuous glucose monitor has not proceeded fast enough. As part of its overall diabetes strategy, SpectRx is seeking to regain control of its technology and the product development. Separately, SpectRx has also asked the U.S. patent office to resolve an inventorship dispute involving issued Abbott patents related to Abbott's glucose monitoring technology.

"We have shown in a number of clinical studies, that our technology - as it stands today - outperforms any currently available consumer method for bloodless monitoring of glucose levels," said Mark A. Samuels, chairman and CEO of SpectRx, Inc. "If our agreement with Abbott is terminated, we intend to work aggressively to seek a development partner or raise capital necessary to complete development of this technology in order to bring a product to market more quickly. We believe that continuous glucose monitoring technology offers the best hope for people with diabetes to better control their disease and presents a large market opportunity."

"Under the 1999 research, development and license agreement, Abbott gained exclusive worldwide marketing rights to our technology. However, differences of opinion between SpectRx and Abbott as to development paths, level of effort and product configuration, coupled with technical challenges associated with certain aspects of the technology, have led SpectRx to seek a development path separate from Abbott," Mr. Samuels said.

If the agreement with Abbott is terminated, SpectRx would retain all rights to its technology and be free to pursue other strategic development partners, if it so chooses. Although SpectRx is seeking termination, Abbott has the unilateral right to terminate the contract at any time.

If SpectRx and Abbott do not agree on the termination, the matter will be resolved by binding resolution under an alternative dispute resolution procedure provided for in the agreement with Abbott. Although SpectRx believes it has valid grounds to terminate its agreement with Abbott, there can be no assurance that the neutral party selected to conduct the dispute resolution will agree with SpectRx.

Separately, SpectRx has notified Abbott that it is withholding payment due in connection with the redemption of the shares of SpectRx preferred stock held by Abbott as an offset to claims which have also been made by SpectRx under its agreement with Abbott. Under the terms of the preferred stock, 162,500 shares of SpectRx preferred stock were required to be redeemed on December 30, 2002 at $10.00 per share.

SpectRx's continuous glucose monitoring sensor, worn on top of the skin, once developed, would allow people with diabetes to continuously monitor their glucose levels without the pain and inconvenience of multiple fingerstick blood tests or implanting a sensor. Prototypes of the device have shown the capability of providing readings once a minute. The technology measures glucose levels in interstitial fluid (ISF) rather than blood. A stream of ISF is collected through an array of microscopic holes or micropores created with a laser in the outer layer of skin, and measured in a patch containing a glucose sensor.

Blood glucose levels are a measure of an individual's health status. Because people with diabetes cannot properly metabolize glucose, they typically monitor their glucose levels by frequently pricking their fingertips to draw the drop of blood necessary for conventional glucose monitoring. The estimated worldwide market for glucose testing is $3.7 billion with an annual growth rate of 12 to 18 percent.

About SpectRx, Inc.

SpectRx, Inc. is a medical technology company providing innovative detection, monitoring and treatment solutions for the diabetes and non-invasive diagnostics healthcare markets. SpectRx develops and markets the SimpleChoice(r) line of innovative diabetes management products. These FDA-cleared products complement SpectRx's consumer device for continuous glucose monitoring under development. SpectRx is also creating opportunities for its leading-edge biophotonic detection and monitoring technology, which uses light and spectral energies to create painless alternatives to blood-based and tissue-based procedures. Non-invasive products include a developmental non-invasive cervical cancer detection device. SpectRx also markets the BiliChek(r) Non-invasive Bilirubin Analyzer, a biophotonic, non-invasive, painless monitor for infant jaundice. For more information, visit SpectRx's web site at www.spectrx.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: A number of the matters and subject areas discussed in this press release that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from SpectRx's actual future experience involving any of or more of such matters and subject areas. SpectRx has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experience and results to differ from SpectRx's current expectations regarding the relevant matter or subject area. Such risks and uncertainties include: the early stage of products in development, its dependence on collaborative arrangements, the uncertainty of market acceptance of its products, the uncertainty of development or effectiveness of distribution channels, the intense competition in the medical device industry, the uncertainty of capital to develop and market its products, the uncertainty of regulatory approval of its products, its dependence on licensed intellectual property, as well as those that are more fully described from time to time in SpectRx's reports under the heading "Risk Factors" filed with the SEC, including SpectRx's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and subsequent quarterly reports on Form 10-Q.

SpectRx and BiliChek are trademarks owned by SpectRx, Inc. SimpleChoice, SimpleChoice easy, SimpleChoice reservoir and SimpleChoice A1c are trademarks owned by SimpleChoice, a SpectRx company.

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